Filed by Castlight Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Jiff, Inc.
Registration Statement No: 333-215861

On February, 24, 2017, the following questions and answers summary was distributed by Jiff,
Inc. to employees of Jiff, Inc.:
Questions and Answers about Jiff, Inc. Equity Awards
This Q&A Summary explains in question and answer format the general treatment of equity awards issued by Jiff, Inc. (the “Company”), in the acquisition of the Company by Castlight Health, Inc. (“Castlight”) pursuant to the Agreement and Plan of Merger and Reorganization entered into by the Company, Castlight and certain other parties dated January 4, 2017 (the “Merger Agreement”, and the transactions contemplated by the Merger Agreement, the “Merger”). We currently anticipate that the Merger will close and the transaction will be completed in early April 2017 (we refer to the actual closing or effective date of the Merger below as the “Closing”).
This document is provided to you to assist you in understanding how Company equity awards that you currently hold will be treated in the Merger. It is only intended to be a summary of the treatment of your awards. The Company and Castlight strongly encourage you to consult with your own tax advisor to make sure you understand how the events discussed below may impact you individually, as well as to fully review the contents of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Castlight.
Additional information is available in the Equity Waiver which you will be asked to sign, as attached hereto as Exhibit A, and the Merger Agreement, attached hereto as Exhibit B.

1.	What Company equity awards are discussed below?
This FAQ discusses options to purchase shares of Company Common Stock, both vested and unvested (collectively, the “Jiff Options”).

2.	What will Company stockholders receive in the Merger?
If the Merger is completed, the Jiff equity holders will initially receive at the Closing an aggregate of 27,000,000 shares of Castlight Class B Common Stock, subject to certain adjustments and escrow and expense fund holdbacks.

In addition, the Jiff equity holders will have the right to receive certain future contingent payments of up to 4,000,000 shares of Castlight Class B Common Stock, subject to the Company’s achievement of certain bookings and revenue goals for fiscal year 2017. This is commonly referred to as the “Earn-Out.”

3.	Generally, what will happen to my Jiff Options in connection with the Merger?
Your Jiff Options, whether vested or unvested, to the extent unexercised and outstanding immediately prior to the Closing, will be assumed and converted into an option to purchase shares of Castlight’s Class B Common Stock (each such assumed option, a “Castlight Option”).
Please note, however, that for you to receive a Castlight Option, you must sign and return to the Company an Equity Waiver, in the form provided to you by the Company.

4.	What will be the exercise price of my Castlight Option?
Initially, each Castlight Option will have an exercise price per share equal to the exercise price applicable to your Jiff Option divided by the Equity Exchange Ratio (as defined in the Merger Agreement), and which is currently estimated to be about 0.57.
As an example, if you hold a Jiff Option with an exercise price of $0.64 per share, the initial exercise price of your Castlight Option will be $1.13 ($0.64 / 0.57, rounded up to the nearest cent).
However, this will be subject to adjustment to reflect the extent of actual issuance of the contingent payments.

5.	How many shares will be covered by my Castlight Option?
Initially, each Castlight Option will cover a number of whole shares of Castlight Class B Common Stock equal to the product obtained by multiplying the number of shares subject to your Jiff Option as of immediately prior to the effective time of the Merger by the Equity Exchange Ratio.

As an example, if you hold a Jiff Option to purchase 1,000 shares, the initial number of Castlight Class B Common Stock covered by your Castlight Option will be 570 (1,000 x 0.57, rounded down to the nearest whole share).

However, this number will be subject to adjustment to reflect the extent of actual issuance of the contingent payments.

6.	What vesting schedule will apply to my Castlight Option?
Your Castlight Option will continue to have the same vesting schedule that applied to your Jiff Option.
However, your Castlight Option will not be exercisable until it is finally determined whether the contingent payments are actually issuable pursuant to the Merger Agreement, and the adjustments described in the preceding two questions, if any, have occurred.
Please note that Castlight intends to adjust the exercise price per share as much as possible to give effect to the issuance of the contingent payments before adjusting the number of shares under the Castlight Option, so as to maintain the economic equivalency of the Jiff Option and the Castlight Option as much as possible under applicable IRS guidance.

7.	What if I terminate service before my Castlight Option becomes exercisable under the preceding question?
If you terminate service before the Castlight Option becomes exercisable, Castlight will extend the exercisability of the option to allow you to exercise those Castlight Options within three (3) months of the determination of any adjustments related to the contingent payments, or if earlier, by the first to occur of (x) a Castlight corporate transaction and (y) the original expiration date of the Jiff Option.

8.	Will my Castlight Options remain incentive stock options?
No. All Castlight Options will be treated as nonstatutory stock options, even if your Jiff Option was originally granted with the intent for it to qualify as an incentive stock option under the Internal Revenue Code.

9.	May I exercise my vested Jiff Options prior to the Closing?
Yes. To exercise your Jiff Options before the Closing, you must provide the Company with notice of such exercise and tender to the Company the exercise price of the Jiff Options and any applicable withholding taxes. This is referred to as a “cash exercise” and it means you are responsible for paying the exercise price of the Option. You will not be able to sell the shares underlying the Option to satisfy the exercise price or applicable taxes.

Shares of Company Common Stock issued upon exercise of your Jiff Options will be treated in the same manner that applies to other holders of Company Common Stock in connection with the Merger.

10.	If I have exercised all or a portion of my Jiff Options before the Closing, how will my purchased shares of Company Common Stock be treated in the Merger?
If you have already exercised your Jiff Options, then any shares you hold as of immediately prior to the Closing will be treated in the same manner as any other holder of Company Common Stock.

11.	Will I receive notice with respect to my Jiff Options that are assumed?
Yes. Following the Closing, individuals providing continuing services to Castlight will receive a notice evidencing the assumption of their awards, the initial number of shares subject to the awards, and the initial post-Closing exercise price per share (for options only).

12.	What happens if I leave Castlight before becoming vested in my Castlight Options?
If, following the Closing, you terminate service from Castlight for any reason before becoming vested in your Castlight Options, the unvested portion of your assumed award will be cancelled without the payment of any consideration to you.
QUESTIONS 13 THROUGH 16, BELOW PROVIDE A GENERAL SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE TREATMENT OF EQUITY AWARDS IN CONNECTION WITH THE MERGER. ANY DESCRIPTIONS CONTAINED IN THIS Q&A SUMMARY REGARDING THE TAX EFFECTS OF THE TREATMENT OF EQUITY AWARDS ARE PROVIDED SOLELY FOR GENERAL INFORMATION PURPOSES AND DO NOT CONSTITUTE TAX ADVICE.

WE STRONGLY ENCOURAGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX IMPLICATIONS TO YOU, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

13.	How will the exercise of my incentive stock options be taxed?
If you are exercising an option intended to qualify as an incentive stock option (an “ISO”) under the Internal Revenue Code, you will not be taxed under the regular tax rules at the time of exercise. However, the excess of (a) the fair market value of the shares on the date of exercise over (b) the exercise price is included as income under the alternative minimum tax at the time of exercise. You should consult with your own tax advisor prior to exercising any stock option. As a reminder, all Castlight Options will be treated as nonstatutory stock options, even if your Company Option was originally granted with the intent for it to qualify as an incentive stock option under the Internal Revenue Code.

14.	How will the exercise of my nonqualified stock options be taxed?
If you are exercising a nonqualified stock option (an “NSO”), you will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the shares on the date of exercise over (b) the exercise price per share. If you are an employee or former employee of the Company, this amount is subject to withholding for income and payroll taxes.

15.	How will the exchange in the Merger of my Company Common Stock acquired upon exercise of my Jiff Options prior to the Closing be taxed?
It is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and Castlight and Jiff have agreed to report the Merger as such except to the extent otherwise required by a taxing or judicial authority. If the Merger so qualifies, it is anticipated that Jiff stockholders will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Jiff stock for Castlight Class B Common Stock (other than with respect to cash received in lieu of a fractional share of Castlight Class B Common Stock).

If the Merger does not qualify as a “reorganization,” Jiff stockholders would be treated as if they sold their Jiff stock in a taxable transaction.

16.	How will the assumption of my Jiff Options be taxed?
You will not owe any taxes upon the assumption of your Jiff Options. Instead, you will owe taxes when you exercise your Castlight Options.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") (Registration Statement No. 333-215861), and this registration statement, as amended, was declared effective by the SEC on February 14, 2017. This registration statement contains a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Castlight and Jiff will mail the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about February 24, 2017. Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff is included in the joint proxy statement/prospectus/information statement that Castlight has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.